FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated November 18, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ANNOUNCEMENT

by Magyar Telekom Telecommunications Company Ltd.

Hungary’s

leading telecommunications service provider

Magyar Telekom Telecommunications Company Ltd.

(1013 Budapest, Krisztina krt.55.)

Board of Directors

convenes the Company’s

Extraordinary General Meeting

to take place

at 11:00 am, on December 20, 2005.

The venue of the General Meeting is

Magyar Telekom Headquarters Building, Tölösi Conference Center

Budapest I., Krisztina krt. 55.

General Meeting Agenda:

1.                                      Informative for the shareholders on the open issues, raised in connection with the merger of the Company and T-Mobile Hungary Ltd. (merging companies)

2.                                      Decision on the declaration of the independent auditor regarding the draft asset balances- and asset inventories of the merging companies as well as the draft asset balance and asset inventory of the legal successor company, the exchange ratio of the shares, in addition to the auditor’s declaration on the draft Merger Agreement as well as the written report of the Board of Directors and the auditor’s statement that the planned merger will not risk the satisfaction of creditors’ claims towards the company.

3.                                      Decision of the Supervisory Board’s opinion on the draft asset balances and asset inventories of the merging companies as well as the draft asset balance and asset inventory of the legal successor company

4.                                      Approval of the written report of the Board of Directors on the merger

5.                                      Decision on the amount of the asset proportion payable for shareholders who do not wish to enter the legal successor company in addition to the relevant settlement process

6.                                      Decision on the draft merger asset balance and asset inventory of Magyar Telekom Ltd.

7.                                      Final registry of shareholders not wishing to enter the legal successor company

8.                                      Counting those shareholders who do not wish to enter the legal successor company

9.                                      Decision on the draft merger asset balance and asset inventory of the legal successor company

10.                                Decision on the merger, approval of the Merger Agreement

11.                                Decision on the members of the Board of Directors and the Supervisory Board of the legal successor company

12.                                Decision on the amendment of the Articles of Association of the legal successor company

13.                                Miscellaneous

MEANS AND CONDITIONS OF PARTICIPATING AT THE GENERAL MEETING AND EXERCISING VOTING RIGHTS:

At the General Meeting, the shareholder can exercise his/her rights in person or by proxy.

a.)           Shareholders participating in person identify themselves with their IDs and prove their shareholder status by means of owners’ certificates issued by the custodian that manages their securities accounts. Shareholders present at the General Meeting who are registered in the stock registry but do not hold owners’ certificates can participate at the General Meeting but cannot exercise their rights to vote or motion.

b.)          Proxies must be made out in the form of public instruments or private instruments with probative force. The proxy must be handed over to the representative of the Board of Directors prior to the commencement of the General Meeting. As to the owners’ certificates, the rules set forth in a.) apply.

c.)           Custodians managing securities accounts and being registered in the stock registry as shareholder proxies can act on behalf of the shareholder in accordance with the stipulations of Act CXX/2001.

A precondition to exercising voting rights is that the shareholder or the proxy (with the exception of proxies authorized by public instruments or private instruments with probative force) be registered in the stock registry at least six (6) working days prior to the General Meeting (on December 12, 2005 at the latest). Registering the shareholder in the stock registry – upon empowerment by the shareholder – is the obligation of the custodian. Custodians shall inform the shareholders about the deadline by which they can register in the stock registry. The Company does not accept any responsibility for the actual entry of shareholders in the stock registry by custodians upon the request of the shareholders or the consequences of the custodian’s failure to act accordingly.

Let us draw the attention of the shareholders to the fact that registration is between 09:00 and 10:30 am. If shareholders or proxies appear later then the end of the above period, the Company does not accept any responsibility for the shareholder (proxy) not being able to participate for the whole duration of the General Meeting – due to late registry.

In case the General Meeting does not form a quorum, the Board of Directors re-convene the General Meeting repeatedly for 13:00 am on December 20, 2005, to be held at the location defined above, with the original Agenda. The repeated General Meeting forms a quorum irrespective of the number of shareholders present or their voting ratios.

We wish to inform our shareholders that the submissions of the Extraordinary General Meeting to be held as of December 20, 2005 are available from November 18, 2005 at the customer service office of KELER Rt. (1075 Budapest, Asbóth u. 9-11.) between 9 a.m. – 3 p.m., on the web site of Magyar Telekom Ltd. (www.magyartelekom.hu) and the Budapest Stock Exchange (www.bet.hu) and at the place of the General Meeting from the commencement of registration (December 20, 2005 9.00 a.m.).

Magyar Telekom Telecommunications Company Ltd.

Board of Directors

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: November 18, 2005